FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated March 18, 2025

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 18 March, 2025

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 18 March 2025
Notice of AGM

Exhibit 99

18 March 2025

Publication of 2025 Notice of Annual General Meeting

Unilever PLC ("Unilever") announces that its 2025 Annual General Meeting ("AGM") will be held on Wednesday, 30 April 2025, 11.30am at the Queen Elizabeth II Centre, Westminster, London SW1P 3EE.

In connection with the AGM, the following documents have been posted or made available to the shareholders today:

●2025 Chair's letter and Notice of AGM ("AGM Notice")
●Proxy forms for the 2025 AGM

The 2025 AGM Notice has also been published on the Company's website at: www.unilever.com/agm

In compliance with UK Listing Rule 6.4.1, a copy of the 2025 AGM Notice will in due course be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism